82-2636

CROSS LAKE MINERALS LTD.

RECEIVED TSX: CRN

SUPPL

2004 OCT -1 A 9:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date:		**Fax:**	202-942-9624
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Gordon Keevil		
Re:	News Releases		

04045213

STRICTLY CONFIDENTIAL
Please deliver to addressee immediately

Please see the attached.

PROCESSED

OCT 01 2004

THOMSON FINANCIAL

dw 10/1

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

September 30, 2004 **TSX: CRN**

Cross Lake announces up to $255,000 European Financing

Gordon A. Keevil, President of Cross Lake Minerals Ltd. (the "Company") is pleased to announce that the Company has arranged a non-brokered private placement of 1,700,000 units at a price of $0.15 per unit. Each unit consists of one share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of the Company for a term of 12 months from the date of closing at a price of $0.22 per common share.

The Company will pay a finder's fee of 5% of the number of units sold under this offering, the terms of which will be made within applicable regulatory guidelines.

The offering is subject to a number of conditions including the execution of formal documentation and receipt of the applicable regulatory and Board approvals.

The proceeds from this offering will be used for further exploration of its gold and base metal properties in British Columbia and for general working capital.

For further information, please contact:
Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

-or-

Tangent Management Corp.
Investor Relations
Tel: (604) 642-0115